Release: Immediate, Jan. 20, 2003

CANADIAN PACIFIC RAILWAY LIMITED ANNOUNCES EXTENSION
TO ITS SMALL SHAREHOLDER SELLING PROGRAM

CALGARY – Canadian Pacific Railway Limited (TSX/NYSE:CP) today announced a three-month extension of its Small Shareholder Selling Program. The program is now scheduled to expire at 5 p.m. Eastern Time on May 7, 2003. The sale of shares will continue to be executed through the facilities of the Toronto Stock Exchange.

Originally scheduled to expire on February 7, 2003, the program provides shareholders owning 99 or fewer shares of CPR at the November 7, 2002, record date the opportunity to sell all of their shares without incurring brokerage commissions. Registered and beneficial holders of shares are eligible to participate.

The extension is being made with the approval of the Toronto Stock Exchange. CPR has retained Computershare Trust Company of Canada (“Computershare”) to manage the program and to handle share transactions and payments. Questions regarding the Small Shareholder Selling Program may be directed to Computershare toll-free in Canada and the United States at 1-866-982-7999 (international at 1-514-982-7800) between 8:30 a.m. and 8 p.m. ET Monday to Friday. Questions may also be submitted at any time by email to caregistryinfo@computershare.com.

Canadian Pacific Railway’s 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR’s market reach beyond its own network and into major business centres of Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media Len Cocolicchio Tel.: (403) 319-7591 Email: len_cocolicchio@cpr.ca	Shareholder Relations Gerry Feigel, Assistant Corporate Secretary Tel.: (403) 319-7537 shareholder@cpr.ca